1-A@

02065314

24-10012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Training Together, Inc.

(Exact name of issuer as specified in its charter)

Colorado

(State or other jurisdiction of incorporation or organization)

6025 South Quebec Street, Suite 150, Englewood, Colorado 80111; 720.489.8873

(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

David C. Olson, 6025 South Quebec Street, Suite 150, Englewood, Colorado 80111; 720.489.8873

(Name, address, including zip code, and telephone number, including area code, of agent for service)

7991	84-1597208
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors (business address):

Thomas M. Vickers, Sr.	6025 So. Quebec St., Suite 150, Englewood, CO 80111
David C. Olson	6025 So. Quebec St., Suite 150, Englewood, CO 80111
John M. D. Woolford	20423 State Road 7, Bay F-4B, Boca Raton, FL 33498
Thomas M. Vickers, Jr.	20423 State Road 7, Bay F-4B, Boca Raton, FL 33498

(b) the issuer's officers (business address):

David C. Olson	Chief Executive Officer, 6025 So. Quebec St., Suite 150, Englewood, CO 80111
John M. D. Woolford	Executive Vice President, 20423 State Road 7, Bay F-4-B, Boca Raton, FL 33498
Thomas M. Vickers, Jr.	President, 20423 State Road 7, Bay F-4B, Boca Raton, FL 33498
Thomas M. Vickers, Sr.	Chairman of board of directors [not an executive officer], 6025 So. Quebec St., Suite 150, Englewood, CO 80111
Barbara Petrinsky	Secretary-Treasurer, 6025 So. Quebec St., Suite 150, Englewood, CO 80111

(c) the issuer's general partners: Not applicable.

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

Name	No. Shares	Percent
Thomas Vickers, Sr. 6025 So. Quebec St., Suite 150, Englewood, CO 80111	400,000	24.2%
Corbo Investment Company, Ltd.(1) Thomas Vickers, Sr., President 6025 So. Quebec St., Suite 150, Englewood, CO 80111	200,000	12.2%
RBO LLC (2) 7405 Sagebrush Drive Parker, CO 80138	600,000	36.4%
John M. D. Woolford 20423 State Road 7, Bay F-4B, Boca Raton, FL 33498	200,000	12.1%
Thomas M. Vickers, Jr. 20423 State Road 7, Bay F-4B, Boca Raton, FL 33498	200,000	12.1%

(1) Corbo is owned by Thomas Vickers, Sr. and his wife Rhonda Vickers.

(2) RBO LLC is a Colorado limited liability company whose sole manager and member is Robyn Olson, the wife of David C. Olson, the company's chief executive officer.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities: Not applicable. Each record owner of 5 percent or more of any class of the issuer's equity securities is the sole beneficial owner of the subject securities. See (d) above.

(f) promoters of the issuer: The founders of the issuer are Thomas Vickers, Sr. and David Olson.

(g) affiliates of the issuer: None except for (i) the officers and directors; (ii) Corbo Investment Company, Ltd., a limited liability partnership owned by Thomas Vickers, Sr. and his wife Rhonda Vickers (each 2%), Thomas M. Vickers, Jr. (48%), an officer and director of the issuer and a son of Thomas Vickers, Sr. and Rhonda Vickers, and Corie Ginger Vickers (48%), a daughter of Thomas Vickers, Sr. and Rhonda Vickers. The sole manager of Corbo Investment Company is Thomas Vickers, Sr.; and (iii) The Personal Trainer, L.L.C., a limited liability company owned 50% by Thomas Vickers, Jr. and 50% by John M. D. Woolford. Mr. Vickers, Jr. and Mr. Woolford are the managers of The Personal Trainer, L.L.C., and also are officers and directors of the issuer.

There is no affiliation between the franchisor (Fitness for Life Franchise Corporation) and the company (Training Together, Inc.), and there is no affiliation between the franchisor and the master franchisee for the state of Florida (The Personal Trainer LLC).

(h) counsel to the issuer with respect to the proposed offering: The Law Office of Stephen E. Rounds, 4635 East 18th Ave., Denver, Colorado 80220.

(i) each underwriter with respect to the proposed offering: The offering will be conducted by officers and directors of the issuer (such persons are not registered as securities brokers under section 15 of the 1934 Act, and will be conducting the offering pursuant to rule 3a4-1). In addition, the issuer may retain one or more broker-dealers to assist in selling the securities as selling agents. None have been retained at filing date of this Form 1-A, and if retained, it is not anticipated any such broker-dealer will sell more than 10% of the securities covered by this Offering Statement.

(j) the underwriter's directors: Not applicable.

(k) the underwriter's officers: Not applicable.

(l) the underwriter's general partners: Not applicable.

(m) counsel to the underwriter: Not applicable.

Item 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. None of such persons are subject to such disqualification provisions.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. Not applicable.

Item 3. Affiliate Sales

Not applicable (there will be no resales by affiliates in this offering).

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Presently it is anticipated that only officers and directors of the issuer will offer the securities for sale. If broker-dealers are retained for the distribution, their selling efforts would be in those jurisdictions listed under (b).

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Officers and directors of the issuer will offer the securities for sale in Colorado and Kansas.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Training Together, Inc. (the issuer for this Notification on Form 1-A)

(2) the title and amount of securities issued;

1,650,000 shares of common stock.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

$12,050.00 cash.

(4) the names and identities of the persons to whom the securities were issued.

Thomas Vickers, Sr., director of the issuer; Corbo Investment Company, Ltd., a family company owned by Thomas Vickers, Sr. and his wife Rhonda Vickers (2% each), Thomas M. Vickers, Jr. (48%), and Corie Ginger Vickers (48%). Thomas M. Vickers, Jr. is an officer and director of the issuer. Corie Ginger Vickers is Mr. Vickers, Jr.'s sister, and is not an affiliate of the issuer nor employed by it. (Thomas Vickers, Sr. is the sole manager of Corbo Investment Company, Ltd.); David C. Olson and Robyn Olson (Mr. Olson is a director and the Chief Executive Officer of the issuer, and Mrs. Olson is his wife); John M. D. Woolford, director and Executive Vice President of the issuer; Thomas M. Vickers, Jr., director and President of the issuer; and Barbara Petrinsky, Secretary-Treasurer of the issuer.). On September 16, 2002, Mr. Olson sold his interest in these 600,000 shares to RBO LLC, a Colorado limited liability company whose sole manager and member is Robyn Olson. Mr. Olson disclaims any voting or dispositive rights over any of the 600,000 shares owned by RBO LLC.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(2). Four of the individuals were officers and directors at time of the investment; Mr. Vickers, Sr. and Mr. Olson are experienced investors and businessmen and have been and are involved, passively in some and actively in others, in numerous business ventures including operating companies and startup companies. In a few of these ventures, Mr. Vickers, Sr. and Mr. Olson both are investors.). On September 16, 2002, Mr. Olson sold his interest in these 600,000 shares to RBO LLC, a Colorado limited liability company whose sole manager and member is Robyn Olson. Mr. Olson disclaims any voting or dispositive rights over any of the 600,000 shares owned by RBO LLC.

Mr. Vickers, Jr. is experienced in the personal health training industry through ownership of the "Training Together" master franchise for the state of Florida, and in addition has invested in startup companies in the past. Mr. Woolford has experience in the personal health training industry through co-ownership with Mr. Vickers, Jr. of the "Training Together" master franchise for the state of Florida.

Barbara Petrinsky, an officer of the issuer at the time of her investment, is Mr. Olson's executive assistant and is experienced in many financial matters.

The shares of common stock issued to date have been "restricted securities" under rule 144; when stock certificates are issued, they will carry a legend to such effect.

Item 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. No. If so, describe fully the present or proposed offering. Not applicable.

Item 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. There is no underwriter for this offering. If any broker-dealer is retained in connection with this offering, and this subparagraph (b) applies to such broker-dealer, because such broker-dealer would be deemed an underwriter (intending to sell more than 10% of the securities to be offered) this Form 1-A will be amended to so state.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. Not applicable.

Item 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. No rule 254 (solicitation of interest) document has been used.

PART II - OFFERING CIRCULAR

Training Together, Inc.
800,000 Shares of Common Stock

Training Together, Inc. offers to sell 800,000 shares of common stock at a price of $0.50 per share.

This offering is conducted on a best efforts minimum-maximum basis. Proceeds from sale of the first 300,000 shares (the "**Minimum Offering**") will be deposited in an escrow account opened by the company at Key Bank, Denver, Colorado. If the Minimum Offering has not been sold by the Termination Date, all funds deposited from investors in the escrow account will be refunded promptly to the investors without interest or deduction. If the Minimum Offering is reached before the Termination Date, the funds will be released to the company and the offering will continue until the first to occur of (i) sale of the remaining 500,000 shares (for a total of 800,000 shares as the "**Maximum Offering**"), or (ii) the termination date. After the Minimum Offering has been sold, the offering will be continued without any provision for return of funds to investors. The termination date for this offering is December 14, 2002 (the "Termination Date"). See "Plan of Distribution."

This offering is made by our officers and directors, who will not be compensated for their efforts, and also may be made by securities broker-dealers selected by us, who will be compensated for sales of shares in this offering. This offering is not underwritten. See "Plan of Distribution - Selected Broker-Dealers." This offering will commence on the second business day after the date of this offering circular.

The company is a development stage company and has not conducted operations yet. We are depending on proceeds from this offering to start operations. You should not invest any funds with us unless you can afford to lose your investment. See "Risk Factors" for information on all the material risks for investors. The company's office is located at 6025 S. Quebec St., Suite 150, Englewood, Colorado 80111, telephone 720.489.8873.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERED SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Common Shares	Price to Investors(1)	Commissions(2)	Proceeds to Company(3)
Per Share	$0.50	$0.05	$0.45
Minimum Offering	$150,000.00	$15,000.00	$135,000.00
Maximum Offering	$400,000.00	$40,000.00	$360,000.00

Notes on following page.

The Date of This Offering Circular is November 12, 2002

(1) The minimum subscription is $500 for 1,000 shares.

(2) Includes payment of cash commissions of up to 10% of the selling price of the shares sold by selected broker-dealers, if broker-dealers are retained by the company in this offering. In addition, restricted stock will be issued to selected broker-dealers, in amount equal to 10% of the dollar amount of this offering purchased by their customers, divided by $0.60. See "Plan of Distribution - Selected Broker-Dealers."

(3) Reflects payment of 10% cash commissions if all shares are sold by broker-dealers. Proceeds do not reflect approximately $10,000 in legal and accounting fees for this offering which will be paid from offering proceeds. An additional $10,000 in legal and accounting fees will be paid if this offering is successful, from offering proceeds, to register the company's common stock with the Securities and Exchange Commission under section 12(g) of the Securities Exchange Act of 1934.

TABLE OF CONTENTS

Offering Circular Page No.

Representations About This Offering

We have not authorized anyone except our officers and directors, and broker-dealers if we retain any, to recommend an investment in our company. No one else is authorized to give out information about us or make representations in connection with this offering. We have authorized only the information contained in this offering circular. Any other information or representations about us must not be relied upon as statements made by us. The delivery of this offering circular shall not under any circumstances create an implication that the information contained in this offering circular, or in any supplement to it, is correct as of any time after the date on the front of those documents, or that there has been no change in the information contained in them since that date.

Forward Looking Statements

Except for historical data, all the information in this offering circular are considered to be "forward looking" statements. Specifically, all statements (other than statements of historical fact) regarding our financial and business strategy and the performance objectives of management for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to them. These statements involve risks such as unexpected competitive factors, inability to recruit enough qualified personal trainers to staff our locations, poor marketing returns (slow growth in numbers of clients), inability to change our business format if needed because of restrictions in the franchise agreement, and others.

When we use the words "anticipate," "believe," "estimate," "expect," "may," "will," "should," "continue," "intend" and similar words or phrases, we are identifying forward-looking statements (also known as "cautionary statements"). These statements reflect our current views with respect to future events. They are subject to the realization in fact of assumptions, but what we now think will happen may be turn out much different, and our assumptions may prove to have been inaccurate or incomplete.

The investment risks discussed under "Risk Factors" specifically address all of the factors that may influence future operating results and financial performance. Those investment risks are not "boiler plate" but are intended to tell you about the uncertainties and risks inherent in our business at the present time which you need to evaluate before making your investment decision.

Summary Information

Business

With proceeds of this offering, we will open one or two "Fitness Together" personal fitness training locations in Florida under franchises we will buy from Fitness for Life Franchise Corporation (the "franchisor"). If only the minimum proceeds are raised, we will open one location. Additional locations may be opened in Florida in 2002 or 2003, or in other states, if the initial sites are successful and we have the capital to expand. The franchisor has advised us that there are 48 operating franchised Fitness Together locations in 17 states, and that an additional 11 locations are expected to open by April 30, 2002. We have limited knowledge as to whether or to what extent these other locations are profitable, based on information provided by the franchisor.

Each location will be in a leased space, equipped with fitness and training equipment, and staffed with "personal trainers." Clients will receive personal guidance and training designed to improve personal physical fitness through exercise and changes in nutrition. Each client will exercise in a private area with a personal trainer; each location will accommodate from four to six clients at one time. The franchise motto is "Fitness Together - 1 Client, 1 Trainer, 1 Goal."

The company is a Colorado corporation organized on July 17, 2001. Executive offices are located at 6025 South Quebec Street, Suite 150, Englewood, Colorado 80111, telephone 720.489.8873, fax 720.489.8874.

This chart outlines the relationships between the company and the parties with which it will do business.

Entity or Persons	**Payments by Training Together Inc.**	**Cross Reference for Detailed Disclosure**
Fitness for Life Corporation (franchisor)	Initial franchise fees ($24,000 first location; $15,000 per subsequent locations), and 5% of monthly gross revenues per franchised location.	"Business - Plan of Operations - The Franchise Agreement"
The Personal Trainer, L.L.C.* (master franchisee, owned by two officers and directors of Training Together, Inc.)	20% quarterly net profits from Florida locations	"Management - Executive Management Compensation"
Thomas M. Vickers, Jr. and John Woolford (officers and directors of Training Together, Inc.)	Monthly management fee of $1,500 (for both individuals together) per location for set up and operation	"Management - Executive Management Compensation"
	Payments by Fitness for Life Corporation	
The Personal Trainer, L.L.C.* (master franchisee, owned by two officers and directors of Training Together, Inc.)	One-half initial franchise fees and one-half royalties paid by Training Together, Inc. and all other Florida franchisees**	"Business - Plan of Operations - The Master Franchise Agreement"

* Master franchise for Florida.
** To date there are no other franchisees in Florida.

There is no affiliation between the franchisor (Fitness for Life Franchise Corporation) and the company (Training Together, Inc.), and there is no affiliation between the franchisor and the master franchisee for the state of Florida (The Personal Trainer LLC).

Summary Financial Data (at April 30, 2002)

Assets	$	12,050
Liabilities	$	-0-
Working Capital	$	5,299
Shareholders' Equity	$	12,050
Revenues (from inception to January 31, 2002)	$	-0-
Expenses (from inception to January 31, 2002)	$	-0-

Summary of the Offering

Securities Offered	Maximum: 800,000 shares common stock Minimum: 300,000 shares common stock
Securities Outstanding	1,650,000 shares common stock Pro Forma*: Maximum 2,450,000 shares Minimum 1,950,000 shares * Does not include up to 66,667 shares which may be issued to selected broker-dealers, if the Maximum Offering is sold by selected broker-dealers. See "Plan of Distribution."
Use of Proceeds	Buy franchises and open and operate personal training locations in Florida. See "Use of Proceeds."

Risk Factors

This is an offering of speculative securities in a new business. You should read the Risk Factors section of this offering circular carefully before making a decision to invest.

Risk Factors

Realization in fact of any of the risks described below could materially and adversely affect our business, operating results, and financial condition. Other risks may develop in the future which we cannot identify at the present time. These risks should be evaluated in the context of all the information in this offering circular.

Risk Factors Involving the Company

You could lose your investment if our untested business model is not successful, so you should invest only what you can afford to lose. We have a limited business objective and limited capital with which to achieve it. If our franchised personal training studios in Florida are not profitable by the end of calendar 2003, we may have to cease operations. Two of our officers have limited experience in operating and managing studios and our locations will be brand new. We will have to market aggressively to recruit personal trainers and customers; we have no trainers now except for Mr. Vickers, Jr. and Mr. Woolford, and presently we have no customers now.

If we encounter unexpected difficulties in starting up and running our business, our franchisor may not allow us to change. The franchise agreement will grant us the right to open and run the studios under strict guidelines (advertising must be pre-approved by the franchisor, the locations and site design must comply with its standards, and operations have to be conducted according to the franchisor's operating manual). Any changes from the franchisor's strict guidelines and detailed business format must be approved in advance by the franchisor, which may withhold that approval, even if the company believes changes are necessary to improve business.

Our audit firm has expressed doubt about our ability to continue as a going concern. Unless we can raise funds from this offering and successfully spend the money to generate revenues sufficient to sustain operations, our business may fail and you could lose your investment.

Potential conflicts of interest may arise, because two of our officers and directors (Thomas Vickers Jr. and John Woolford) are officers, directors and principal shareholders of The Personal Trainer, LLC, which holds the master franchise for the state of Florida. They have paid $88,000 of the $100,000 cash purchase price for the master franchise. For each studio we open within this master franchise area, we will pay franchise fees to the franchisor, and also will pay the franchisor royalties each month (5% of gross monthly receipts per franchised location). The franchisor, in turn, will pay to the master franchisee an amount equal to 50% of the royalties we pay, plus 50% of the franchise fees we pay to open each studio. The master franchisee has obligations to the franchisor to provide site selection and ongoing support services to prospective and existing franchisees, and we have a management agreement with the master franchisee and its two owners (Mr. Vickers, Jr. and Mr. Woolford) to select and operate our locations. These various arrangements present potential conflicts of interest between Mr. Vickers Jr. and Mr. Woolford in making decisions as officers and directors of the company. See "Certain Relationships and Related Transactions - Master Franchisee Relationship and Conflict of Interest" and "Management - Executive Management Compensation."

For example, because of the extra financial incentives which the master franchisee will receive with respect to our franchise studios (compared to locations elsewhere in Florida which are not franchised to us), the master franchisee may be presented with a conflict of interest in recommending locations to us (or to others) in Florida: The master franchisee will receive a management fee of $1,500 per location opened for our company (compared to no management fees for locations opened for others), plus 20% of our Florida locations' quarterly net profits (compared to no profit participation for locations opened for others). Thus Mr. Vickers, Jr. and Mr. Woolford will face a conflict between their financial incentive interest (open as many locations as possible for our company to maximize quick cash flow to The Personal Trainer, L.L.C.), and their duty to the company as officers and directors to open only the best available locations over a period of time, which could reduce short term cash flow to them personally.

Further, The Personal Trainer could recommend that franchises be awarded to third parties instead of the company. Even though The Personal Trainer has more financial incentive to recommend the company as franchisee, the company may not have the funds to open more locations. Locations opened by third parties in the vicinity of company stores could compete with our locations, even though the franchisor cannot issue franchises for new locations within a five mile radius of existing locations.

Even if all 800,000 shares are sold in this offering, we may need more capital to stay in business or expand the scope of operations. Our business plan has allocated limited amounts of capital to advertising and overhead. Initial marketing efforts (over the 12 months after close of the minimum offering) may not generate enough customers to continue operations and marketing. If we can't obtain the needed debt or equity financing, we might have to close a studio and concentrate on building the business from one location, or even cease operations completely.

Our prospects for success will be diminished if we sell only the Minimum Offering, because we will be able to buy only one franchised location. If we have only one location, we will not be able to offset poor performance at one location with better performance at the other, and we will have higher marketing costs and general and administrative expense per customer.

Holders of the shares purchased in this offering will not be able to exercise an effective voice in voting matters. Investors will hold only 33% of the shares if we sell the Maximum Offering (15% if the Minimum Offering is sold). Our articles of incorporation do not permit cumulative voting. According to Colorado law, in proceedings to elect directors, each shareholder has the right to vote for as many persons as there are directors to be elected. The nominees equaling the total number of directors to be elected who receive the highest number of votes will be elected, even if any one or more of them receive less than a majority of the votes. Therefore, the current shareholders (officers and directors, and an entity controlled by the wife of an officer) who will hold not less than 67% of the shares outstanding, will be able to elect the entire board of directors.

Risk Factors Involving This Offering.

If a public market for our stock does not develop, you might not be able to recover your investment in the company. Even if our business is successful (meaning that our locations are profitable and we have funds to open more), and a public market for our stock develops, trading activity will probably be limited. You may find it difficult to sell your shares in the future.

If the holders of a significant amount of shares of common stock, which are currently restricted, in the future sell those shares into the public market (if one develops), the value of your investment could be materially affected. Presently, the 1,650,000 shares outstanding (held by officers and directors) are restricted under the Securities and Exchange Commission's rule 144. Starting in January 2003, these shares will be eligible for public sale into the market through rule 144. Until such time, if ever, as our operations generate significant profits and wider market interest for our stock develops, the sale of these shares held by officers and directors could drive down the market price.

Terms of subsequent financings may adversely impact your investment. Even if our initial locations are profitable, we probably will raise equity, debt or preferred stock financing in the future to open more studios or otherwise expand the business. Your rights and the value of your investment in the common stock could be reduced. For example, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, voting rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than your rights as holders of common stock. In addition, if we need to raise more equity capital from sale of common stock, institutional or other investors may negotiate terms at least and possibly more favorable than the terms of this offering, which could result in a dilution of your investment.

Plan of Distribution

Federal Registration Laws. Under federal law, this offering is made in reliance upon the exemption from registration with the Securities and Exchange Commission provided by section 3(b) of the Securities Act of 1933 Act and Regulation A established by the Securities and Exchange Commission. Except for any shares purchased by officers or directors of the company, all of the shares purchased by investors will not be "restricted securities" under the 1933 Act.

If any of our officers or directors purchase shares in this offering, which could occur for the sole purpose of reaching the Minimum Offering, those shares would be "restricted securities" under the 1933 Act and the Securities and Exchange Commission's rule 144. Under rule 144, the holder of restricted securities may sell, in any three month period, an amount of securities of the issuer which does not exceed the greater of one percent of all the outstanding securities of the issuer, or the average weekly reported volume of trading on an exchange or reported through an automated quotation system of a registered securities association during the preceding four calendar weeks. Rule 144 sales must be made to a market maker or in brokerage transactions, and a Notice of Sale on Form 144 must be filed with the Securities and Exchange Commission. Paragraph (c) of rule 144 requires there to be "current public information" about the issuer of the securities; for companies which are registered with the Securities and Exchange Commission under section 12(g) of the 1934 Act, this requirement is met by filing the periodic and other reports with the Securities and Exchange Commission. If this offering is successful in reaching the Minimum Offering, the company intends to register under section 12(g) of the 1934 Act and make these filings, which would satisfy the current public information requirement.

Not more than a total of 10% of the shares sold in this offering will be sold to our officers and directors, or to members of their families or companies controlled by our officers and directors. We have been informed by our officers and directors that none of them, or members of their families or companies controlled by the officers and directors or RBO LLC which is controlled by the wife of an officer, now intend to make such purchases, but that they may do so for the purpose of reaching the Minimum Offering of 300,000 shares or additional shares up to the Maximum Offering. If any of these persons purchase shares in this offering, they will make the purchases for investment and not for resale.

If any officers or directors, or holders of more than 10% of the shares, purchase shares in this offering, those shares will remain restricted for so long as the holder is an officer or director, or owns more than 10% of the total number of shares outstanding, and for an additional 90 days after ceasing to have that status (after resignation or termination, or owning less than 10% of the shares). Throughout this period of time, any such person cannot sell shares purchased in this offering except in compliance with rule 144; compliance with the rule's one-year holding period would not be required for such shares (see below). The preceding also applies to shares bought by their family members or entities or companies controlled or administered by the officers or directors, or spouses of officers or directors.

Rule 144 also applies to resale by any officer and director, or holder of more than 10% of any shares currently held by such persons or by entities controlled or administered by such persons, which were purchased from us before this offering and which therefore are "restricted securities." In addition to the other requirements, sales of such restricted securities rule 144 can be made only after the rule's minimum one-year holding period of rule 144 has been satisfied. Rule 144(k), which allows non-affiliates of a company who have owned shares for a minimum of two years to have the restrictive legend removed from their certificates, never is available to affiliates during their status as such through the 90 day period following termination of such status.

State Registration Laws. This offering has been registered for offer and sale in Colorado and Kansas. This offering may be registered in other states, or conducted in other states on a limited basis without registration (depending on local laws and regulations).

Selected Broker-Dealers. This offering is being conducted by our officers and directors, who will not be paid anything for their efforts. These individuals are not required to be licensed as securities brokers pursuant to the exemption from broker registration provided by the Securities and Exchange Commission's rule 3a4-1 under the Securities Exchange Act of 1934.

In addition, we may retain one or more broker-dealer firms which are registered with the Securities and Exchange Commission to assist in the offering, pursuant to selected broker-dealer agreements. No selected broker-dealer agreement has been signed as of the date of this offering circular. If any broker-dealer firm indicates an intention to sell more than 10% of the offering, we will amend this offering circular to so state and disclose such firm as an underwriter of this offering. All checks must be transmitted to the Escrow Agent by the broker-dealers by noon of the next business day after receipt by the broker-dealers.

The company will pay compensation to such a broker-dealer firm, as negotiated in each selected broker-dealer agreement, in the form of a cash commission of up to 10% of the selling price of the shares sold by each firm, plus issue shares to each such firm in amount equal to not more than 10% of the amount invested by the customers of each firm, divided by $0.60 (120% of the selling price of the shares in this offering to investors and customers of such firms). These shares would be issued as restricted securities under rule 144, and will be subject to that rule's minimum one-year holding period. In addition, these shares will be restricted from sale, transfer assignment, or hypothecation for a period of one year from the effective date of this offering, except to officers or partners (not directors) of broker-dealers.

The selected broker-dealer agreements contain provisions indemnifying the broker-dealers against certain liabilities they could incur in connection with this offering, including liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934. Reference is made to the provisions of the form of selected broker-dealer which has been filed with the Securities and Exchange Commission as an exhibit to the Notification on Form 1-A which includes this offering circular.

Deposit of Funds to Escrow Account. We will transmit, not later than noon on the first business day after receipt, all of the funds received from investors to Corporate Stock Transfer, Inc., which is the "Escrow Agent" for this offering; the funds will be deposited into an escrow account at Key Bank, Denver, Colorado (the "Escrow Bank") which has been opened under an escrow agreement between the Escrow Agent and the company and the Escrow Bank. Any broker-dealer firm retained by us also will be required to transmit funds from its customers in accordance with these procedures. All checks must be made payable to "Key Bank - Training Together Escrow Account."

If the Minimum Offering of 300,000 shares is not sold by the termination date, we will terminate this offering and all funds will be sent back (by checks from the Escrow Bank) to the investors promptly by the Escrow Bank with interest (computed at the rate the Escrow Bank pays on short term savings accounts, approximately 1.4% per annum); there will be no deduction for any cost or expense. Escrowed funds will be invested only in investments permissible under SEC rule 15c2-4. If we sell the Minimum Offering, the offering will continue until all 800,000 shares have been sold, or the termination date is reached, or we otherwise decide to end the offering. Therefore, the offering may be ended with more than 300,000 shares, but fewer than the maximum 800,000 shares, having been sold. Funds will not be refunded to investors for shares sold after the Minimum Offering has been reached.

Use of Proceeds

Net proceeds of this offering will be $350,000 if the Maximum Offering is sold ($125,000 for the Minimum Offering), assuming a 10% commission is paid on all shares sold and after deducting $10,000 for legal and other costs of this offering. To the extent less is paid for commissions, the difference will be added to working capital. We expect to spend the money generally in the allocations shown in the table, over approximately the 12 months following completion of the offering. One location will be opened with Minimum Offering proceeds (two locations with the Maximum Offering).

	Net Minimum Proceeds		Net Maximum Proceeds	
	Amount	**Percent**	**Amount**	**Percent**
Franchise fee(1)	$ 24,000	19%	$ 39,000	11%
Location opening(2)	$ 86,500	69%	$ 173,000	50%
Operating(3)	$ 14,500	12%	$ 78,000	22%
Working Capital	-0-	-	$ 60,000	17%
Total	$ 125,000	100%	$ 350,000	100%

(1) The first location fee is $24,000 and $15,000 for the second and subsequent locations.

(2) For each store, estimated costs are $40,000 for training equipment, $24,000 for leasehold improvements, $6,000 for office equipment and shower for clients, $4,000 for signage, $3,000 for mirrors, and $9,500 for security and utility deposits, employee outfits and miscellaneous.

(3) $8,400 per month for each location ($1,500 salaries, $4,500 rent, utilities and insurance $900, advertising $1,500 per month), plus $500 per month for corporate overhead in Colorado. Once the location is open for business, offering proceeds will fund about 12 months of operations (hiring trainers and employees as the customer base increases). If only the Minimum Offering is sold, corporate costs per month and monthly operating costs (for the master franchisee's monthly services) will be accrued until cash flow permits payment. See "Management - Executive Management Compensation." Mr. Vickers, Jr. and Mr. Woolford, principals of the master franchisee and officers and directors of our company, will work as the personal trainers at our first two studios until we can hire others to work as personal trainers.

Until used, offering proceeds will be deposited into liquid interest bearing accounts or AAA-rated funds holding government securities.

Business

General

We were incorporated in Colorado in July, 2001. Since incorporation, we have been organizing our business plan and preparing documents for this offering and the structure of our business. We have conducted no business to date and will not be able to conduct business until at least the Minimum Offering is raised.

When we have sold at least the Minimum Offering, we will buy a franchise from Fitness For Life Corporation (the franchisor) to open a personal training studio in Florida. Potential sites at strip malls located in Del Ray Beach, Florida are under consideration for our first studio. From 1,800 to 2,600 square feet of space will be leased, probably for a term of two to five years, with renewal options. Final site selection, signage, interior layout (including lighting, furniture and configuration of four to six training areas) will be subject to prior approval by the franchisor. The first location should be open for business in the third quarter 2002 (90 days after signing the franchise agreement and lease the space). The initial franchise fee for the first location will be $24,000 ($15,000 for the second and subsequent locations in Florida), and we will pay a monthly royalty fee equal to 5% of gross receipts (see "The Franchise Agreement" below).

The Personal Trainer, L.L.C. (owned by Mr. Vickers, Jr. and Mr. Woolford, who also are officers and directors of the company Training Together, Inc.) will receive one-half of the franchise fees and royalties we will pay to the franchisor. See "Plan of Operations - The Master Franchise Agreement." Also, we will pay The Personal Trainer, L.L.C. an amount equal to 20% of our profits from locations in Florida. See "Management - Executive Management Compensation."

We will operate under the franchisor's trade name "Fitness Together - 1 Client, 1 Trainer, 1 Goal" and use the Fitness For Life "franchise system" under the franchise agreement (identical for each location except for description of territory, see below). The franchise system includes trade names, trademarks, operating manuals, advertising and promotional materials, and other materials which the franchisor has developed for personal training studios.

Each customer will pay the company from $37.00 to $60.00 per hour for a training session, which typically will be for one hour with an experienced personal trainer (our employee), working on aerobics, relaxation techniques, free weights and other fitness equipment in the privacy of one of the studio's private training areas. The hourly rate will depend on the number of sessions purchased (there's a discount for more sessions purchased at one time). These sessions are designed to maximize a customer's training time and money spent, and therefore maximize the overall improvement in physical condition and weight management.

Although our larger competitors offer personal trainer services at their "mass fitness" facilities, these services are charged in addition to the monthly dues paid by customers. Our rates include the use of equipment and a personal trainer, but we do not charge a monthly fee. Therefore, we expect that our rates will be significantly less than those charged for similar services at larger facilities, Although we do have fewer choices in equipment compared to the larger facilities, our customers will train one-on-one with their personal trainer in their personal studio area. In addition, our customers will not wait in line to use equipment, and they will not be distracted or embarrassed, as might be experienced at larger facilities where up to 50 people may be exercising at a time in a large open area.

Competition in Florida is fragmented. There is no industry trade publication available to us that analyzes the market, but we believe, based on observation, that the market is dominated by (a majority of customers attend) fitness centers operated by Gold's Gym, 24 Hour Fitness, and Bally's. These are national companies. Personal trainers are available at these centers for $35 - $60 per hour, but customers pay these amounts in addition to "initiation fees" of $100 to $250, plus monthly membership dues (from $10 to $150). There are a number of small individually owned fitness centers which charge approximately the same rates as the dominant corporations.

The dominant corporations have bargaining strength: At any time, they can elect to run "new customer specials" by cutting or eliminating monthly dues or subsidizing trainer rates, and extend these specials long enough to draw customers away from our locations. Our best response will be to keep and attract customers with superior service and sustained competitive pricing. Also, their centers have a wider variety of equipment than ours will have; we won't increase our array of equipment to compete with the national firms' centers.

We will not charge customers any facility or equipment fees or membership dues, or require them to sign long term contracts. We will encourage customers to sign up for 20 to 100 sessions at a time to obtain a per session discount from us; a minimum of 20 sessions is required for a discount. Each customer's sessions will be scheduled into the month. Customers who sign up for the discount program will pay for the scheduled sessions on a monthly "use or lose" basis (unused sessions will not carry over to the next month).

Each location will have from 1,800 to 2,600 square feet of leased space, and have a common waiting area, changing rooms, from four to six individual training rooms equipped with aerobic and weight training equipment, and a small administrative office. We will finish the leased space for our needs.

We will spend up to $40,000 on fitness equipment (four exercise areas) at each location. Under the franchise operations manual, certain types of brand name equipment must be at each location: Stationary bikes, treadmills, free weights, a cross trainer, etc. This mandatory equipment must be purchased from approved suppliers (not affiliated with the franchisor or the master franchisee), however, the franchisor has advised us that three equipment suppliers pay a rebate to the franchisor. The amount of this rebate equals 10% of equipment sales by any of these three suppliers to franchisees; the total dollar amount of such rebates received by the franchisor represented 3.02% of the franchisor's total revenues in 2000. The franchisor will pay the company one-half of all rebates received by the franchisor on equipment we purchase for our studios. None of the rebate funds will be paid to The Personal Trainer. Other brands from other suppliers can be purchased if submitted to and approved by the franchisor. Additional equipment can be purchased at our option. All equipment at the studios must meet the franchisor's standards for performance, design and appearance.

Office and studio furniture and other equipment, and business computer software, also will be purchased as specified in the operations manual. We will have to maintain an inventory of equipment and supplies to operate each studio at maximum capacity. The franchisor's proprietary software for accounting, payroll, training sessions, data base and related activities will be leased to us at no cost. It must be used to record all sales and related activities, which will be fully accessible to the franchisor at all times. We will provide unaudited quarterly and annual financial statements to the franchisor.

The success of our business initially will depend to a substantial degree on the franchisor remaining a continuing business enterprise. We will invest a considerable amount of capital in buying franchises and advertising as a Fitness for Life franchise. We also will develop our business methods around the franchisor's operating manual. If the franchise goes out of business, we would incur added costs for re-advertising and developing new signage and (to a lessor extent) operating manuals for the studios, and change over from the franchisor's proprietary software accounting system, to a new accounting system. However, we believe we would be able to stay in business with a new name and logo for the studios, if the franchise were to go out of business, provided we have the financial resources to change and advertise a new name, etc.

Marketing

We expect to spend $1,000 to $2,000 each month on marketing to mail about 2,500 cards out in a five or six mile range of the studio location. We expect that over time, some of our customers will have received our mailings three or five times before coming to the studio. The target customer is 35 to 65 years old, making median Florida household annual income of approximately $120,000. The franchisor provides demographic information before we choose a studio location. We will choose a studio location specifically to be in an area with these age and income demographics. Therefore, we anticipate that most of our mailings will reach the targeted demographic profile for the location.

We also will market through contacts with chiropractors, doctors, massage therapists, and other personal service providers.

Employees

Mr. Vickers, Jr. and Mr. Woolford, officers and directors of the company, initially will be the personal trainers at the first two locations. Then, we will employ others as personal fitness trainers to take their place (cash flow permitting, see "Management - Executive Management Compensation") and pay them approximately $15 to $17 per hour. Trainers will be experienced and certified by one of several nationwide training institutions. Additional employees will be added as necessary to assist in operating the studios. Each location will be staffed with five or six employees, once full operations are attained (a total of 10 to 12 employees for two locations, not including Mr. Woolford and Mr. Vickers, Jr.).

Corporate Office

Our corporate office is located at 6025 South Quebec Street, suite 150, Englewood, Colorado 80111, at which also are located the offices of Summit Financial Relations, Inc. (an affiliate of David Olson, Chief Executive Officer and a director), and Thomas Vickers Investments (the sole proprietorship of Thomas Vickers, Sr., who is chairman of our board of directors). Summit is a sublessee of a company controlled by Thomas Vickers, Sr., which other company leases the office space. We have signed an office services agreement with Summit Financial Relations, Inc., an affiliate of David Olson, officer and director, to use a portion of the office space subleased by Summit. Starting when we have raised funds in this offering, we will pay Summit $500 per month for the use of office equipment and office space. The agreement is month-to-month.

Dilution and Comparative Data

At April 30, 2002, the company's net tangible book value was $12,050 or $0.007 per share of common stock. On a pro forma basis as of April 30, 2002, if 800,000 shares of common stock are sold in this offering, and a maximum sales commission of $40,000 is paid to broker-dealers, we would have a net tangible book value of approximately $350,000 (after paying the remaining expenses of this offering), or $0.14 per share, with 2,450,000 shares issued and outstanding. Therefore, you would realize immediate and substantial dilution of $0.36 (72%) in the net tangible book value of your shares, based on your $0.50 purchase price. Dilution will be less to the extent sales commissions are not paid in this offering.

If 600,000 (75%) of the shares are sold in this offering, and a maximum sales commission of $30,000 is paid to broker-dealers, we would have a net tangible book value of approximately $270,000 (after paying the remaining expenses of this offering), or $0.12 per share, with 2,250,000 shares issued and outstanding. Therefore you would realize immediate and substantial dilution of $0.38 (76%) in the net tangible book value of your shares.

If 400,000 (50%) of the shares are sold in this offering, and a maximum sales commission of $20,000 is paid to broker-dealers, we would have a net tangible book value of approximately $170,000 (after paying the remaining expenses of this offering), or $0.08 per share, with 2,050,000 shares issued and outstanding. Therefore you would realize immediate and substantial dilution of $0.42 (84%) in the net tangible book value of your shares.

If 300,000 (the Minimum Offering) of the shares are sold in this offering, and a maximum sales commission of $15,000 is paid to broker-dealers, we would have a net tangible book value of approximately $135,000 (after paying the remaining expenses of this offering), or $0.07 per share, with 1,950,000 shares issued and outstanding. Therefore you would realize immediate and substantial dilution of $0.47 (94%) in the net tangible book value of your shares.

We have had losses from inception to date. The officers and directors, and an entity controlled by the wife of an officer, have acquired stock at prices which were significantly less than what you will pay. The first chart shows the prices paid for shares to date, and in this offering, and percentage stock ownership, assuming the Maximum Offering is sold and a selling commission of 10% is paid for all shares sold. The following charts show this information assuming 600,000, 400,000, and 300,000 shares are sold.

	Total Shares Purchased		**Total Consideration**		**Average**
	Number	**%**	**Paid**	**%**	**Paid Per Share**
Present Shareholders	1,650,000	67%	$ 12,050	3%	$0.007
New Investors	800,000	33%	$ 400,000	97%	$0.500
Total	2,450,000	100%	$ 412,050	100%	$0.168
Present Shareholders	1,650,000	73%	$ 12,050	4%	$0.007
New Investors	600,000	27%	$ 300,000	96%	$0.500
Total	2,250,000	100%	$ 312,050	100%	$0.139
Present Shareholders	1,650,000	80%	$ 12,050	6%	$0.007
New Investors	400,000	20%	$ 200,000	94%	$0.500
Total	2,050,000	100%	$ 212,050	100%	$0.103
Present Shareholders	1,650,000	85%	$ 12,050	7%	$0.007
New Investors	300,000	15%	$ 150,000	93%	$0.500
Total	1,950,000	100%	$ 162,050	100%	$0.083

Present shareholders paid from $0.001 to $0.0083 per share. See "Certain Relationships and Related Transactions."

Plan of Operations

The company's business model is based on information provided by the franchisor, the limited experience of two of our officers in operating a franchise in Florida and also the business of the master franchisee in Florida (since summer 2000), and one of the officers (John Woolford) who worked at a franchised location in Colorado from 1999 to early 2001.

The proceeds of this offering will be sufficient to open two franchised locations (one location if the Minimum Offering is raised) and pay for overhead and marketing expenses for about 12 months while we recruit trainers and customers. When fully staffed, we anticipate fixed monthly operating expenses per location to be approximately $8,400 (including rent and management fee, but excluding payments to trainers). Assuming we have a viable location and the marketing effort produces customers in the numbers historically reported to the franchisor by other franchisees, after 16 to 18 months of operations, we hope to have 80 to 90 customers per location per month, with each location being open for 14 hours/six days per week.

Late in 2002 or in 2003, we may open more locations in Florida and/or in other states, if our business model is successful. Debt capital for expansion to more locations would be sought primarily through Florida banks or private institutional lenders, however, there are no arrangements in place for borrowing money at the present time. If our locations show positive cash flow for a minimum of five months, we will consider opening two more locations, depending on suitable locations being available to lease and having capital to pay for them.

We will be able to satisfy our cash requirements for at least the 12 months after the date of this offering circular. We have no expenses other than legal and accounting costs for this offering, and will have no operating costs until we raise capital from this offering and commence operations. Additional capital in the 12 months following the date of this offering circular is expected to be needed only (1) if we fail to raise the Maximum Offering and decide to open a second location, or (2) if the Maximum Offering is raised and we decide (based on initial two stores showing positive cash flow for a minimum of five months per store) to open more locations.

The level of operations will depend on whether the Minimum Offering is raised (open one location), or the Maximum Offering is raised (open two locations). The difference in level of operations would be in the number of employees and whether one or two franchises are bought and one or two locations are rented and equipped. Also, the amounts paid to the master franchisor will depend on the number of locations opened (see "Management - Executive Management Compensation").

If only the Minimum Offering is raised from this offering and that is not enough to implement our business plan, the necessary capital might be obtained through unsecured loans by one or more directors, or from unsecured loans from third parties. However, there are no commitments in hand from anyone to provide such capital.

In the future, we also may acquire one or more new or existing Fitness For Life franchises outside Florida. These transactions would be funded from revenues or additional capital sources, not from proceeds of this offering. There are no agreements to acquire franchises outside Florida at the present time. If we were to acquire a franchise outside Florida, the terms of the franchise agreement would be very similar to the franchise agreements to be signed for locations in Florida. None of our officers or directors have any interest in master franchises outside of Florida (Thomas Vickers, Jr. and John Woolford own the master franchisee for Florida), and we would not have locations outside of Florida managed by Mr. Vickers, Jr. or Mr. Woolford or their company (The Personal Trainer LLC).

David Olson and Thomas Vickers, Sr. (officer and directors of the company) in the future may provide financing to Fitness for Life franchises outside Florida (or any other territory in which the company does not open studios). Such financing would be in the form of purchasing training equipment then leasing the equipment back to franchises with a purchase option. Such arrangements (1) would not provide any financing to the franchisor or involve Mr. Olson or Mr. Vickers, Sr. in the franchisor's business, (2) would not be entered into with the company, and (3) would not be entered into with any franchises in any territories where the company has opened or expects to open studios. Any benefits, or liabilities, associated with this possible financing activity by Mr. Olson and Mr. Vickers, Sr. will belong only to them (and other persons with whom they may provide financing); none of such benefits or liabilities will belong or attach to the company. The board of directors has determined these financing activities are not "corporate opportunities" belonging to the company, and that the amount of time required (if the financing plan is implemented) will not reduce the amount of time which Mr. Olson and Mr. Vickers, Sr. will have to devote to the company. Mr. Woolford and Mr. Vickers, Jr. will not participate in such financing business.

The Franchise Agreement

The franchise agreement for all studios is standardized throughout the franchisor's system. On payment of the initial franchise fee, we will be granted the franchise (right to use subject to meeting conditions) the franchisor's system and its registered trademarks, for 10 years (renewable twice at five years each renewal, with no additional fee and the same general conditions including the royalty rate). The franchise will be exclusive for a territory (typically, in a five mile radius of the studio location), so the franchisor cannot grant another franchise in that territory. However, we can solicit customers outside our territory to come to our location, and another franchisee can advertise in our territory. The franchise will not give us rights to acquire a franchise to any other location, whether in an adjacent territory or otherwise.

Our rights under the franchise continue so long as we meet the conditions stated in the franchise agreement. The principal conditions are: An acceptable lease term for the site (usually a one-year minimum with landlord's permission to use the system's signage; operation of the studio according to the manual; advertise and market only with franchisor-approved materials; use our best efforts to run a successful studio; pay and account to the franchisor for the 5% royalty on gross revenues each month, and provide quarterly and annual financial statements to the franchisor; and maintain general business insurance with a $1 million policy and a policy on vehicles used in the business.

The franchise agreement may be terminated if we don't meet the principal conditions stated above, or if we or our affiliates (principal shareholders) file for bankruptcy. We will not have to meet financial or other performance goals to retain our franchise. We don't have the right to terminate the agreement.

Training at franchisor's head office in Florida is provided at our cost, as needed (our initial location will be managed by two of our officers, John Woolford and Thomas Vickers, Jr.).

We can transfer the franchise to a franchisor-approved assignee if we pay a $10,000 transfer fee. We can relocate the site to another location in the territory .

The Master Franchise Agreement

In July 2000, the franchisor signed a master franchise agreement with The Personal Trainer, LLC ("Personal Trainer"), which is the "master franchisee" for the state of Florida. Personal Trainer agreed to pay $100,000 for the master franchise (and has paid $88,000 to date). Personal Trainer has agreed to use its best efforts to locate prospective franchisees (each must meet the franchisor's criteria of experience and dedication to the business), and support the franchises awarded in Florida with consultation on site selection and lease negotiations, layout design, operating the business and marketing for customers.

Once the full $100,000 master franchise fee has been paid, Personal Trainer will receive from the franchisor one-half of all initial franchise fees paid by franchisees, plus one-half of the 5% monthly royalty fees paid by each franchisee.

The master franchise territory is exclusive to the master franchisee (the franchisor will not appoint another master franchisee in Florida). Only the franchisor has the right to grant individual franchises in the territory. The master franchisee will be paid for franchises granted by the franchisor without having been recommended by the master franchisee.

The master franchise agreement does not mandate financial or other performance goals, but may be terminated by the franchisor for failure to support franchisees in a reasonable manner, or failure to comply with mandatory operating procedures. Termination of the master franchise agreement would not affect our rights under our franchise agreement.

The Personal Trainer is owned by two officers and directors of our company. These individuals will be providing services to us, and for our customers, for Florida locations in addition to what The Personal Trainer will provide as master franchisee. In addition, The Personal Trainer will be paid an amount equal to 20% of our quarterly net profits derived from company locations in Florida. See "Management - Executive Management Compensation" and "Certain Relationships and Related Transactions - Master Franchisee Relationship and Conflict of Interest."

Management

Executive Officers and Directors

Our bylaws provide for five directors; presently we have four directors, and will consider adding a fifth director at some future time, but no one presently is being considered to fill the vacancy.

David C. Olson, Founder & Chief Executive Officer, Director, since August 23, 2001. Since May 1997, Mr. Olson (41) has been President of Summit Financial Relations, Inc., a business consulting and investor relations firm located in Englewood, Colorado. Mr. Olson also is an officer, president and director of EasyWeb, Inc., a provider of internet site designs and services. In June, 1999, EasyWeb signed an agreement with Millenium Marketing, Inc., a private company of which Mr. Olson was president, sole director, and sole owner. Millenium had an agreement with a third party internet service provider (Big Online, Inc.) to market and sell internet sites for Big Online in the United States as an independent contractor. Millenium assigned to EasyWeb all of Millenium's rights under the agreement with Big Online, including the rights to receive fees from sale and hosting of each web site. The agreement between Millenium and EasyWeb expired September 30, 2000. Millenium now is an inactive company. Mr. Vickers, Sr. is a director and minority shareholder of EasyWeb. From January 1993 until May 1997, Mr. Olson held various positions including national sales manager at Cohig and Associates, Inc., which was a securities broker-dealer firm in

Englewood, Colorado with 265 brokers and offices in 23 states which specialized in small cap and growth stocks. Mr. Olson has not been associated with any brokerage firm since May 1997.

Since May, 2001, Mr. Olson has been a managing partner of Mail Box Money, LLC, a private company which was an independent licensed reseller of services for Airborne Express, Inc. Mail Box Money now is inactive. From April 28, 1998 to November 16, 2001, Mr. Olson was an officer and director and principal shareholder of Max Development, Inc., a minerals exploration company with common stock registered with the Securities and Exchange Commission under section 12(g) of the Securities and Exchange Act of 1934. On November 16, 2001, Max acquired all the outstanding stock of Image World Media, Inc., a development stage media content company. He resigned as president of Max on November 16, 2001. From that date until November 29, 2001, Mr. Olson was a director (but not an officer or more than 5% shareholder) of Max (renamed Image World Media, Inc.). He resigned as a director of Max on November 29, 2001.

From April 1999 to February 2002, Mr. Olson was president and director of Mile High Foliage, Inc., a private company which owned land in Colorado which was to be developed as a "tree farm" to grow and sell trees to property developers in Colorado. Mile High is inactive and has no assets.

Mr. Olson will spend approximately 10 hours of his time each week on the company's business.

SEC Investigation. We are informed that the Securities and Exchange Commission has commenced a formal inquiry regarding trading in the stock of a non-affiliated entity for which Summit Financial Relations, Inc. and David Olson acted as public and investor relations firm.

The SEC staff has notified Summit and Mr. Olson that they intend to recommend that the SEC bring a civil injunctive action against Summit and Mr. Olson, alleging that Summit and Mr. Olson violated section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities and Exchange Act of 1934 (and SEC Rule 10b-5 under the 1934 Act). The SEC staff also has indicated that they may recommend that the SEC action seek disgorgement of profits and civil penalties from Summit and Mr. Olson.

Summit and Mr. Olson have indicated they intend to contest the SEC staff position as being wholly without merit, and intend to make a submission to the SEC in opposition to the SEC staff recommendation to the SEC.

To date, the SEC has not brought an action against Summit or Mr. Olson, and it is possible that the SEC will not bring an action against Summit or Mr. Olson.

The ultimate outcome of the SEC staff investigation and recommendation to the SEC (and resulting impact to Summit and Mr. Olson) cannot be currently determined with any degree of certainty.

Thomas Vickers, Sr., Co-Founder and Chairman of Board of Directors, since August 23, 2001. Mr. Vickers, Sr. (64) has been the owner and president of Thomas Vickers Investments, Englewood, Colorado, since 1984, primarily active in real estate and private investments. Mr. Vickers, Sr. is semi-retired but remains active in private investments and venture capital opportunities. Mr. Vickers, Sr. is sole manager of Corbo Investment Company, Ltd., which owns 12.1% of the company's stock, and various minority investments in private and public companies. Corbo Investment Company is owned by Mr. Vickers, Sr., his wife, and two children. See "Certain Relationships and Related Transactions." Mr. Vickers, Sr. is a director of EasyWeb, Inc. See the information about David Olson above.

Mr. Vickers, Sr. and his wife own Quail Ridge, Ltd., which owns 80 acres of undeveloped land in Douglas County, Colorado, and owns (with his wife) Futronix, Inc., which holds a few minority investments and a lease for a small office occupied by Mr. Vickers, Sr. From November 1994 to May 1999 Mr. Vickers, Sr. was manager of and owned an interest in Ocean Pines LLC, which held undeveloped land in Oceanside, Oregon.

Mr. Vickers, Sr. was associated with A.G. Edwards & Sons from 1961 to 1973, and Dean Witter Reynolds (1973-1983) as district manager. He has not been associated with any stock brokerage firm for more than the past 10 years.

Mr. Vickers, Sr. attended Wichita State University from 1956 to 1960. He is the father of Thomas M. Vickers, Jr.

Mr. Vickers, Sr. will spend approximately 10 hours of his time each week on the company's business.

John D. Woolford, Executive Vice President and Director, since August 23, 2001. Mr. Woolford (25) attended Glendale Community College, Phoenix, Arizona, on a full baseball scholarship from 1994 to 1996, then attended Metro State College in Denver, Colorado in 1997 and 1999. In 2000 he worked at a Fitness Together franchise in Castle Rock, Colorado, and coached high school football at Douglas County (Colorado) High School. Mr. Woolford is a manager and 50% owner of The Personal Trainer LLC, Boca Raton, Florida, which became the master franchisee for Fitness For Life Corporation in Florida in June 2000.

Mr. Woolford will spend approximately 30 hours of his time each week on the company's business, the remainder being devoted to the operation of an individual Fitness For Life franchise, and the operation of the master franchise for Florida, both owned by The Personal Trainer L.L.C.

Thomas M. Vickers, Jr., President and Director, since August 23, 2001. Mr. Vickers, Jr. (29) attended the university of Kansas, Lawrence, Kansas from 1991 to 1995, majoring in business communications. From 1995 to 2000 he worked for two startup companies: Mode'Va Profiles, Inc. (a private manufacturer of interior and exterior simulated rock construction materials), and Fanatics Only, Inc., a private "fantasy football" company which has been liquidated in bankruptcy proceedings. He was not an officer or director of either of these two companies. Mr. Vickers, Jr. is a manager and 50% owner of The Personal Trainer L.L.C., Boca Raton, Florida, which became the master franchisee for Fitness For Life Corporation in Florida in June 2000.

Mr. Vickers, Jr. will spend approximately 30 hours of his time each week on the company's business, the remainder being devoted to the operation of an individual Fitness For Life franchise, and the operation of the master franchise for Florida, both owned by The Personal Trainer L.L.C.

Barbara Petrinsky, Secretary since August 23, 2001. She has been employed by Summit Financial Relations (owned by David Olson, an officer and director of the company) since November 1998. From April 1990 to July 1998, Mrs. Petrinsky was employed by the Montessori School at the Denver Technological Center. She served as the Director from September 1996 to July 1998.

Mrs. Petrinsky will spend approximately 10 hours of her time each week on the company's business.

Executive Management Compensation

Starting when at least the Minimum Offering has been sold, we will pay Thomas M. Vickers, Jr. and John Woolford, pursuant to a management agreement, a total of $1,500 per month (for the two of them) for each location, to set up and operate our training location studios in Florida, and recruit and supervise trainers. The management agreement provides that Mr. Vickers, Jr., and Mr. Woolford, each must devote 40 hours of time minimum each month to operating all of our studios in Florida, including the time they will devote to being the initial trainers for customers. The management agreement is month-to-month and may be terminated by us or by the master franchisee on 30 days' notice. If necessary, we will accrue this $1,500 monthly management fee until we attain positive cash flow sufficient to support ongoing operations plus the monthly management fee. If Mr. Vickers, Jr. and John Woolford, or their company The Personal Trainer LLC, hire additional personnel to manage our studios in Florida, the $1,500 per location monthly management fee will not be increased.

In addition, the management agreement provides that Mr. Vickers, Jr. and Mr. Woolford each may work as trainers for our customers at the company's locations, and they would be paid for that work, in addition to the $1,500 per location management fee they will receive together, and the 20% quarterly net profits management fee which the master franchisee will receive. However, these two individuals will be entitled to be paid for trainer work only in excess of their working as personal trainers at our Florida locations which generates at least $1,500 per month, for all our Florida locations taken together, in customer fees for our company, since the initial $1,500 of personal trainer work is covered by the management agreement. For example, if the average customer hourly rate was $40, then we would pay Mr. Vickers, Jr. and Mr. Woolford (in addition to the flat monthly management fee of $1,500 per location) for personal trainer work provided by them to customers (at any or all of our locations) after at least 37.50 hours of personal training time is provided in a month at any or all of our locations (to generate $1,500 in customer fees from all Florida locations). The rate of compensation would be the same we pay to other trainers.

Also, we will pay the master franchisee for Florida 20% of our quarterly net profits from operations of our Florida locations. "Net profits" means gross receipts less all operating and administrative expenses (including the $1,500 per location fees paid to Mr. Vickers, Jr. and Mr. Woolford together, and general corporate expenses). If the master franchisee hires personnel to help manage our locations, the 20% quarterly net profits payments for Florida locations will not be increased.

If locations are opened, or existing franchises acquired, outside Florida, the 20% of quarterly net profits calculation for payments to the master franchisee for Florida will be based on gross receipts from Florida operations only, and operating and administrative expenses, allocated for Florida operations only, will be deducted from gross receipts. If locations are opened, or existing franchises acquired, outside Florida, we intend to set up an incentive plan for local managers to pay them up to 20% of quarterly net profits from locations under their supervision. Mr. Vickers, Jr. and Mr. Woolford may participate in such a plan, if for example the locations outside Florida were in reasonably close travel proximity to Florida and the company determines their services are needed because we can't recruit qualified local management personnel. If the participation by Mr. Vickers, Jr. and Mr. Woolford in net profits incentive arrangements for locations outside Florida appears to be prudent for the company, their participation will be approved (or not approved) by the other two directors (Mr. Olson and Mr. Vickers, Sr.). There are no present arrangements or contracts for the company to open locations or acquire existing locations outside Florida.

There are no written employment agreements between the company and any of its officers. Mr. Vickers, Jr. and Mr. Woolford will not be separately compensated by us for service as officers or directors of the company. Mr. Olson and Mr. Vickers, Sr. will not be paid for their services to the company, but will be reimbursed travel expenses to Florida on company business.

Equity Incentive Plan

The company has established an equity incentive plan to award options to purchase up to 250,000 shares of common stock to employees and others, as determined by the board of directors. Options will be issued as qualified under section 422 of the Internal Revenue Code.

We have not issued and have no present plans to issue any options under the plan as of the date of this offering circular.

Under the plan, the exercise price of all options must be at least equal to fair market value of the stock on the date options are granted.

Certain Relationships and Related Transactions

Stock Issue. On January 8, 2002, the company issued 1,650,000 shares of common stock for $12,050 to five persons and one company. These transactions were not at arms-length.

> 400,000 shares to Thomas Vickers, Sr. and 200,000 shares to Corbo Investment Company, Ltd. for $5,000 cash paid ($0.0083 per share) by Thomas Vickers, Sr. Mr. Vickers, Sr. is a director of the company, and sole manager of Corbo Investment Company, Ltd. Corbo is owned 2% by Mr. Vickers, Sr. and 2% by his wife Rhonda Vickers, 48% by Thomas M. Vickers, Jr., and 48% by Corie Ginger Vickers (son and daughter to Thomas Vickers, Sr. and Rhonda Vickers).
>
> 600,000 shares to David Olson and Robyn Olson, his wife, as joint tenants, for $5,000 cash ($0.0083 per share). On September 16, 2002, Mr. Olson sold his interest in these 600,000 shares to RBO LLC, a Colorado limited liability company whose sole manager and member is Robyn Olson. Mr. Olson disclaims any voting or dispositive rights over any of the 600,000 shares owned by RBO LLC.
>
> 200,000 shares to John Woolford for $1,000 cash ($0.005 per share). Mr. Woolford is an officer and director of the company.
>
> 200,000 shares to Thomas Vickers, Jr. for $1,000 cash ($0.005 per share). Mr. Vickers, Jr., is an officer and director of the company.
>
> 50,000 shares to Barbara Petrinsky for $50 cash ($0.001 per share). Ms. Petrinsky is an officer of the company.

David Olson and Thomas Vickers, Sr. are the founders of the company. The company has not acquired, and has no plans to acquire any assets from Mr. Olson or Mr. Vickers, Sr., or from the other officers Thomas M. Vickers, Jr., John Woolford, or Barbara Petrinsky.

The full extent of the affiliated relationships between David C. Olson, Thomas Vickers, Sr. and Barbara Petrinsky is as follows:

> EasyWeb, Inc. Mr. Olson is president, director, and a principal shareholder. Mr. Vickers, Sr. is a director and minority shareholder of EasyWeb. Mrs. Petrinsky is a minority shareholder and secretary of EasyWeb. For information on EasyWeb, see the information about Mr. Olson under "Management - Executive Officers and Directors" above.
>
> Summit Financial Relations, Inc. Mr. Olson owns the firm and is its sole officer and director. Mrs. Petrinsky is an employee of Summit, a Colorado corporation.

Master Franchisee Relationship and Conflict of Interest. The Personal Trainer, LLC, the master franchisee for the state of Florida for the Fitness For Life Corporation system, is one-half owned and co-managed by Thomas Vickers, Jr., and one-half owned and co-managed by John Woolford, officers and directors of the company. The franchisor will pay to the master franchisee (or credit to the balance owed by the master franchisee on the master franchisee fee for the state of Florida) the initial and subsequent franchise fees we will pay the franchisor, until the balance of the master franchisee fee is paid. We will pay the franchisor 5% of our monthly gross receipts from all our franchise locations, of which the franchisor will pay to The Personal Trainer LLC one-half (2.5% of our gross monthly receipts). See "The Master Franchise Agreement" above.

The master franchise agreement was negotiated at arms-length between The Personal Trainer L.L.C. and the Fitness For Life Corporation. However, we will not require The Personal Trainer L.L.C. to pay us back the pro rata share of payments or credits it receives, even though Mr. Vickers, Jr. and Mr. Woolford are affiliates of the company.

Because Mr. Vickers, Jr. and Mr. Woolford are directors of the company and also affiliates of the master franchisee The Personal Trainer L.L.C., and because the master franchisee will be assisting us in locating our studio sites and otherwise supporting our business operations, we have adopted a policy that Mr. Vickers, Jr. and Mr. Woolford cannot vote for or against our site location selections. This policy is designed to mitigate the conflict of interest which may be presented to Mr. Vickers, Jr. and Mr. Woolford in their dual positions with the master franchisee and our company.

The master franchisee has the right under the master franchise agreement to assist franchisee applicants other than the company in the state of Florida. The franchisor would pay the master franchisee one-half of the franchise fees and royalties paid to the franchisor by any such franchisees, in accordance with the master franchise agreement. The company does not anticipate any conflict between sites it may want to buy franchises for, and other applicants. However, if there is such a conflict, Mr. Woolford and Mr. Vickers, Jr. would be required to act in the best interest of the company and support its applications to the franchisor, instead of the competing applicants.

Office Services Agreement

Summit Financial Relations, Inc. provides corporate office space and use of its office equipment and administrative personnel to the company (see "Business - Corporate Office"). David Olson, an officer and director of the company, is a principal shareholder, director and an officer of Summit. At completion of the Minimum Offering, the company will pay $500 per month to Summit use of office space and office equipment, under an office services agreement between the company and Summit. This agreement is month-to-month. Also pursuant to the agreement, Ms. Petrinsky's administrative work on behalf of the company will be billed to the company at $24.00 per hour, and these amounts will be paid to Summit, which is Ms. Petrinsky's full time employer.

Management Agreement

The company has a management agreement with the master franchisee. See "Management - Executive Management Compensation" above.

Security Ownership of Directors, Officers and Certain Beneficial Owners

The following table sets forth certain information about beneficial ownership of our common stock as of the date of this offering circular, by each executive officer and director, by any person or group who is known by us to own more than 5% of our common stock, and by the officers and directors as a group.

Name and Address	Amount of Shares	Percent of Class
RBO LLC 7405 Sagebrush Drive Parker, CO 80138	600,000 *	36.4%
Thomas Vickers, Sr. 6025 South Quebec Street Suite 150 Englewood, Colorado 80111	600,000 **	36.4%
John Woolford 20423 State Road 7, Bay F-4B, Boca Raton, FL 33498	200,000	12.1%
Thomas Vickers, Jr. 20423 State Road 7, Bay F-4B, Boca Raton, FL 33498	200,000 ***	12.1%
Barbara Petrinsky 6025 South Quebec Street Suite 150 Englewood, Colorado 80111	50,000	****
All Officers and Directors as a Group (5 persons)	1,650,000	100%

* Consists of shares owned by RBO LLC, a Colorado limited liability company whose sole manager and member is Robyn Olson, wife of David C. Olson, the company's chief executive officer.

** Includes 200,000 shares owned by Corbo Investment Company, Ltd., owned by Thomas Vickers, Sr. and his wife Rhonda Vickers.

*** Does not include the 96,000 shares beneficially owned by Mr. Vickers, Jr. through his 48% ownership of Corbo Investments. Mr. Vickers, Jr. has no voting or dispositive rights as to his 48% passive interest in Corbo.

**** Less than 1%.

Description of Securities

The company was organized as a Colorado corporation on July 16, 2001. The company is authorized to issue up to 100 million shares of common stock, and 1,000,000 shares of preferred stock. In accordance with Colorado law, no par value is assigned to the common or preferred stock. The directors may issue shares for such consideration as they deem appropriate, without approval of the shareholders. The terms and conditions of any series of preferred stock may be set by the board of directors, without shareholder approval, concerning dividends, redemption rights, voting rights, participation in assets on liquidation, and otherwise.

Holders of common stock are entitled to be paid dividends if and when declared by the board of directors, to one vote per share at meetings of shareholders, and to share in proceeds of liquidation of assets remaining after the company is dissolved and creditors have been paid. Shareholders have no preemptive rights, or rights to convert stock to other securities of the company or to cumulate votes in election of directors or otherwise. Shareholders are not liable to further calls or assessments by the company.

Legal Matters

The validity of the issuance of the shares offered hereby will be passed upon for the company by The Law Firm of Stephen E. Rounds, Denver, Colorado.

Experts

Our financial statements as of April 30, 2002 (unaudited) and January 31, 2002 and for period from inception (July 2001) to January 31, 2002 have been included in this offering circular in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC. ("EKS&H"), Denver, Colorado. The firm EKS&H serves as our independent certified public accounting firm. EKS&H's report is included upon the authority of such firm as experts in accounting and auditing.

TRAINING TOGETHER, INC.
(A Development Stage Company)

Financial Statements
and
Independent Auditors' Report
January 31, 2002

and

Financial Statements
April 30, 2002 (unaudited)

Table of Contents

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Training Together, Inc.
Englewood, CO

We have audited the accompanying balance sheet of Training Together, Inc. (A Development Stage Company) as of January 31, 2002, and the related statements of income, stockholders' equity and cash flows for the period from Inception (July 16, 2001) through January 31, 2002 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Training Together, Inc. (A Development Stage Company) as of January 31, 2002, and the results of its operations and its cash flows for the period from Inception (July 16, 2001) through January 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage Company and has not generated any revenue since inception, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

February 18, 2002
Denver, Colorado

TRAINING TOGETHER, INC.
(A Development Stage Company)

Balance Sheets

	April 30, 2002 (Unaudited)	January 31, 2002
Assets		
Assets		
Cash	$ 3,519	$ 5,299
Deferred offering costs	8,531	6,751
Total assets	$ 12,050	$ 12,050
Stockholders' Equity		
Commitments		
Stockholders' equity		
Preferred stock - 1,000,000 authorized; none issued or outstanding	$ -	$ -
Common stock - no par value; 100,000,000 shares authorized; 1,650,000 shares issued and outstanding	12,050	12,050
Total stockholders' equity	$ 12,050	$ 12,050

See notes to financial statements.

TRAINING TOGETHER, INC.
(A Development Stage Company)

Statements of Operations

	For the Period Ended April 30, 2002 (Unaudited)	For the Period from Inception (July 16, 2001) through January 31, 2002
Revenues	$ -	$ -
Operating expenses	-	-
Income from operations	-	-
Other income (expense)	-	-
Net income	$ -	$ -

See notes to financial statements.

TRAINING TOGETHER, INC.
(A Development Stage Company)

Statement of Changes in Stockholders' Equity

	Common Stock Shares	Common Stock Amount	Retained Earnings	Stockholders' Equity
Balance at Inception - (July 16, 2001)	-	$ -	$ -	$ -
Capital contribution	1,650,000	12,050	-	12,050
Net income	-	-	-	-
Balance - January 31, 2002	1,650,000	$ 12,050	$ -	$ 12,050
Net income (unaudited)	-	-	-	-
Balance - April 30, 2002 (unaudited)	1,650,000	$ 12,050	$ -	$ 12,050

See notes to financial statements.

TRAINING TOGETHER, INC.
(A Development Stage Company)

Statement of Cash Flows

	For the Period Ended April 30, 2002 (Unaudited)	For the Period from Inception (July 16, 2001) through January 31, 2002
Cash flows from operating activities		
Net income	$ -	$ -
Changes in assets and liabilities		
Deferred offering costs	(1,780)	(6,751)
Net cash used in operating activities	(1,780)	(6,751)
Cash flows from financing activities		
Proceeds from sale of common stock	-	12,050
Net cash provided by financing activities	-	12,050
Net (decrease) increase in cash	(1,780)	5,299
Cash - beginning of period	5,299	-
Cash - end of period	$ 3,519	$ 5,299

See notes to financial statements.

TRAINING TOGETHER, INC.
(A Development Stage Company)

Notes to financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Training Together, Inc., (the Company), was incorporated in the state of Colorado in July 2001. Through a public offering, the Company intends to raise the funds necessary to purchase franchises for personal fitness training centers.

The Company is a development stage company that has not had any revenue since inception. There is no assurance that the Company will generate significant revenue or earn profit in the future. The Company's fiscal year end is January 31st.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with.

Deferred Offering Costs

Deferred Offering costs consist primarily of legal and accounting fees paid in connection with a proposed public offering. Deferred offering costs will be offset against net proceeds, if successful, or expensed in operations if the offering is unsuccessful.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in the period in which the related services are rendered.

Note 2 - Going Concern

As there is no assurance that the Company will generate significant revenue or earn profit in the future, the accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business.

The Company intends to raise approximately $150,000 to $400,000 through a public offering as further discussed in note 3. Management believes that the proceeds of this offering will be sufficient to open one or two franchised locations and to pay for overhead and marketing expenses while trainers and customers are located. The Company has no expenses other than legal and accounting costs for the offering and will have no operating costs until capital is raised from the offering and operations commence.

TRAINING TOGETHER, INC.
(A Development Stage Company)

Notes to Financial Statements

Note 3 - Stockholders' Equity

The Company was initially capitalized by the issuance of 1,650,000 shares of common stock in exchange for $12,050 cash paid by its officers and directors, or family companies of such persons.

Public Offering

The Company intends to sell 300,000 to 800,000 shares of common stock at $.50 a share through a public offering under Regulation A of the Securities Act of 1933. In connection with this offering, the officers of the Company may enter into selected broker-dealer agreements to pay such firms cash commissions up to 10%, plus as additional compensation issue to such firms restricted stock in an amount equal to up to 10% of the dollar amount of the shares purchased by their customers, divided by $.60.

Note 4 - Related Party Transactions

Management Agreement

The Company has entered into a management agreement with the master franchisee for the state of Florida. The master franchisee, The Personal Trainer, LLC, is owned and managed by two shareholders and directors of the Company. Under the terms of the management agreement, the two individuals will receive $1,500 per month, per location to set up, operate and manage the studios as well as recruiting and supervising the trainers. Further, the individuals who own The Personal Trainers, LLC may be paid by the Company on a monthly basis for trainer services they provide to customers of the Company, at the same rate the Company pays other personal trainers. Payments to The Personal Trainers, LLC will be made only if the individuals have provided services to customers in that month which have resulted in at least $1,500 of revenue to the Company from their trainer services to customers at all Company locations.

In addition, the master franchisee will be paid 20% of quarterly net profits, as defined. The management agreement is month-to-month and may be terminated by either party with 30 days written notice.

Office Services Agreement

The Company has entered into a month-to-month office services agreement with an entity owned by a shareholder of the Company. Under the terms of the agreement, the Company will pay $500 a month for use of office space and $24 per hour for administrative work, which will begin accruing at completion of the minimum offering.

Note 4 - Related Party Transactions (continued)

Franchise Agreement

The Company will enter into franchise agreements with the franchisor, Fitness for Life Corporation. Pursuant to the master franchise agreement for the state of Florida, The Personal Trainer, LLC (master franchisee for the state of Florida) will be paid by the franchisor one-half of all initial franchise fees paid by all Florida franchisees (including the Company) plus one-half of the 5% monthly royalty fees paid by all Florida franchisees (including the Company). Personal Trainers, LLC, is owned and operated by two shareholders and directors of the Company.

Note 5 - Employee Benefit Plan

The Company has established an equity incentive plan to award options to purchase up to 250,000 shares of common stock to employees and others, as determined by the board of directors. Under the terms of the plan, the exercise price of all options issued must be equal to the fair value on the date of grant. As of April 30, 2002, no options have been granted under the terms of this agreement.

Note 6 - Commitments

The Company has entered into an agreement for legal services in connection with the public offering. Per the terms of the agreement, the Company will pay a total of $20,000. One-third of this amount has been paid as of January 31, 2002, one-third is due upon completion of the review by the Securities and Exchange Commission and one-third is due upon successful registration of the Company under section 12(g) of the Securities Exchange Act of 1934.

PART III -- EXHIBITS

Item 1. Index to Exhibits

* Previously filed.

Item 2. Description of Exhibits. Not applicable.

Consent and Certification by Underwriter. Not applicable.

SIGNATURES

The issuer has duly caused this post-effective amendment no. 4 to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on November 6, 2002.

Training Together, Inc. (Issuer)

Date: November 6, 2002

By: /s/ David C. Olson
David C. Olson, Chief Executive Officer
and Chief Financial Officer, and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Thomas Vickers, Sr. Date: November 6, 2002
Thomas Vickers, Sr., Director

/s/ Thomas Vickers, Jr. Date: November 6, 2002
Thomas Vickers, Jr., Director

/s/ John D. Woolford Date: November 6, 2002
John D. Woolford, Director